Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: May 22, 2023

The Best Gun & Ammo Stocks to Watch: SWBI | BREZ | RGR | VSTO | POWW

The global ammunition market was worth about $26 billion in 2022 and it’s growing quickly. Some experts suggest that ammunition will continue growing at a 4.3% compound annual growth rate to become a $39.1 billion market by 2032.

Of course, several players are in the market, some that have been around for quite some time while others are relatively new. With so many options, it can take time to decide which gun and ammo stocks are worth watching. Find some of the most intriguing options on the market below.

Smith & Wesson Brands Inc (Nasdaq: SWBI): A Clear Undervaluation

Smith & Wesson is one of the most trusted gun and ammunition brands in the world. If you’re a firearm enthusiast chances are you’ve had at least one experience with the brand. It turns out that this isn’t just a popular brand, there’s a strong argument that the stock is undervalued.

Just look at its P/E ratio.

At the moment, SWBI trades with an 8.27 P/E ratio. At the same time, the average P/E ratio for the industry is 10.37, suggesting the stock is pretty cheap.

It’s also worth noting that the share price is pretty stable. That means that while it may take some time for the stock to catch up to its peers, once it does, there’s little chance of finding it at a discount any time soon.

Breeze Holdings Acquisition Corp. (Nasdaq: BREZ): A SPAC to Consider

Breeze Holdings Acquisition Corp. is a SPAC with its crosshairs set on TV Ammo, Inc. (True Velocity Ammo). TV Ammo is in the process of updating a technology that’s been the same for nearly two centuries – ammunition.

Today’s brass casings on ammunition are essentially the same as they have been for the past 175 years. TV Ammo is changing that with its proprietary composite-cased ammunition.

The company’s ammunition is 30% to 32% lighter than its brass-cased counterparts and significantly more accurate. Designed for military use, this ammunition may be the key to bringing more soldiers home than ever before.

At the same time, the company recently entered into a deal that will bring its products into Bass Pro Shops across the country – setting the stage for a compelling consumer-focused opportunity.

BREZ expects to complete the acquisition of TV Ammo by late August. So, keep your eyes peeled.

Sturm Ruger & Company Inc. (NYSE: RGR): An Earnings Growth Story

If you’re looking for gun and ammunition stock with plenty of potential for earnings growth ahead, look no further than Sturm Ruger & Company – another of the most trusted brands in guns and ammo.

The company has been retaining about 61% of earnings over the past three years and reinvesting those earnings in the business, and doing so with a high level of profitability. As a result, the stock has produced strong earnings growth.

There’s no sign that the company’s strategy with regard to earnings retention and growth will change anytime soon, suggesting that RGR could be a strong growth play ahead.

Vista Outdoor Inc. (NYSE: VSTO): The Market May Be Wrong

Vista Outdoor has taken a hit over the past year, but that may prove to be a good thing. The stock looks to be bouncing back and may have plenty more room to run. So, the bears in the market that have put pressure on the stock may be wrong.

The truth is that Vista Outdoor has been investing heavily back into its company, which has led to pretty impressive earnings growth. Although some forecasts suggest that earnings growth may slow ahead, the company’s diversification into just about every arm of the outdoors industry will likely ensure that any lull in earnings growth will be short-term.

Ammo Inc (Nasdaq: POWW): A Meaningful Ownership Mix

Ammo Inc has the potential to see significant growth ahead and one of the best ways to see it is to simply look into who owns shares in the company. Here’s a quick breakdown:

●	Institutional Investors: If you want to know how to make money in the market, start to follow the institutions. Institutional investors make up 17% of POWW shareholders with institutions like BlackRock being one of the company’s largest shareholders.

●	Insiders: Ammo’s insiders are firm believers in what they’re doing too. In fact, insiders currently own more than 31% of the company. That means management’s interests align well with investors because those leading the company are investors. When you dig into the fundamentals, you’ll quickly find that there are good reasons firms like BlackRock are behind POWW, and considering the alignment of interests between management and shareholders, this is a hard stock to ignore.

Final Take

If you’re looking for opportunities to take advantage of the rising price of and demand for ammunition and firearms, consider looking into the stocks listed above. As always, keep in mind that investing comes with risk and you should speak with your certified investment professional before making any investment decisions.

Article Resources

●	https://www.globenewswire.com/news release/2023/03/09/2624671/0/en/Ammunition-Market-Size-
Growing-at-4-3-CAGR-Set-to-Reach-USD-39-1-Billion-By-
2032.html#:~:text=The%20Global%20Ammunition%20Market%20Size%20in%202022%20stood%20 at%20USD,at%20a%20CAGR%20of%204.3%25

●	https://www.macrotrends.net/stocks/charts/SWBI/smith-wesson-brands/pe-ratio

●	https://www.wallstreetzen.com/stocks/us/nasdaq/poww/ownership

●	https://vistaoutdoor.com/brands/

●	https://www.tvammo.com/

●	https://news.spacconference.com/2023/03/06/breeze-holdings-acquisition-files-proxy-to-extend-deadline-on-tv-ammo-deal/

●	https://finance.yahoo.com/quote/swbi

●	https://finance.yahoo.com/quote/brez

●	https://finance.yahoo.com/quote/rgr

●	https://finance.yahoo.com/quote/vsto

●	https://finance.yahoo.com/quote/poww

Disclosure: CNA Finance is not an investment advisor or broker-dealer. This article is not a solicitation to buy or sell any security and was designed for information purposes only. This article was written by Joshua Rodriguez and shares his true opinion, which may not be the opinion of the publication it appears on. Joshua Rodriguez holds no positions in any security mentioned herein and has no intentions of opening positions within the next 72 hours. This publication was sponsored by Global Advertising Agency and should not be considered investment advice. Trading and investing in stocks involve risk. CNA Finance suggests you speak with your personal financial advisor or investment advisor before making any investment decisions.

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